787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 29, 2013

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	TD Asset Management USA Funds Inc.
Post-Effective Amendment No. 50 to Registration Statement on Form N-1A Securities Act File No. 33-96132
1940 Act File No. 811-9086

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on April 25, 2013 regarding Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 51 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed with the Commission on March 15, 2013 (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the TDAM U.S. Small-Mid Cap Equity Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

New York Washington Paris London Milan Rome Frankfurt Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

May 29, 2013

PROSPECTUS

Comment No. 1:        Equity securities are not consistently defined in the sections of the prospectus entitled “Summary—Principal Investment Strategies”, “Summary—Principal Risks”, “Details About the Fund—Principal Security Types” and “Details About the Fund—Principal Risks.” Please make the descriptions of the types of equity securities in which the Fund may invest consistent throughout the prospectus.

Response:        The requested changes have been made.

Comment No. 2:        With respect to the statement that equity securities include securities convertible into stocks, please confirm that convertible securities will only be counted for purposes of the Fund’s 80% equity policy if they are in the money and immediately convertible to common stock.

Response:        The Fund’s 80% equity policy does not include convertible securities. Convertible securities are listed as an example of equity securities generally but are not counted towards the Fund’s 80% policy. In accordance with Comment No. 1, the reference to convertible securities has been removed.

Comment No. 3:        Please disclose, where appropriate, that the dividend distributions of REITs do not qualify for qualified dividend treatment, but are taxed at ordinary income rates.

Response:        The tax section of the Prospectus includes the following disclosure: “Qualified dividend income generally includes dividends received by the Fund from domestic and some foreign corporations. It does not include income from investments in debt securities or, generally, from real estate investment trusts.”

In addition, the discussion of REITs in the SAI contains the following statement:

Generally, dividends received by the Fund from REIT shares and distributed to the Fund’s shareholders will not constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income; therefore, that portion of the dividend income attributable to REIT shares held by the Fund that shareholders of the Fund receive will be treated as ordinary income and taxed at a higher rate than dividends eligible for the reduced tax rate applicable to qualified dividend income.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment No. 4:        Please explain supplementally what is intended by the statement in Fundamental Investment Restriction (8) that: “For purposes of this Fundamental Investment Restriction, the entry into repurchase agreements, lending securities and acquiring of debt securities shall not constitute loans by the Fund.” The Staff notes that these instruments are loans by definition, although they are treated as borrowings with respect to the coverage requirements of Section 18(f)(1).

May 29, 2013

Response:        The above-referenced statement is intended to clarify that the entry into repurchase agreements, lending of securities or the acquisition of debt securities by a Fund would not be deemed loans by the Fund for purposes of Fundamental Investment Restriction (8).

Should you have any questions concerning the above, please call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Michele Teichner, TDAM USA Inc.
Margery K. Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP